                                                                       EXHIBIT 1

brokers that do not receive instructions from beneficial owners are entitled to vote on management proposals. In the event of a broker non-vote with respect to a management proposal, arising from the absence of authorization by the beneficial owner to vote as to a management proposal, the proxy will not be deemed as present and entitled to vote as to the management proposal for determining the total number of shares of which a majority is required for adoption. Where no specification is made on a properly executed and returned form of proxy, the shares will be voted in favor of the election of the nominees for director and for the ratification of the appointment of Deloitte & Touche LLP as independent public accountants, as indicated in the form of proxy.

                             COMMON STOCK OWNERSHIP

     The Company knows of no beneficial owners of more that 5% of the Company's Common Stock as of February 28, 1997.

     The following table sets forth information with respect to beneficial ownership of the Company's Common stock held by its directors, by each of the executive officers named in the Summary Compensation Table beginning on page 5 (the "Summary Compensation Table"), and by all directors and executive officers as a group, as of February 28, 1997.

                                 Amount and Nature of
Name of Beneficial Owner      Beneficial Ownership(1)(2)     Percent of Class(3)
------------------------      --------------------------     -------------------
Directors:
  Walter F. Beran                         3,000                       *
  Ralph O. Briscoe                       17,000                       *
  Lester Hill, Chairman                  50,000(4)                    *
  Ralph D. Ketchum                        8,500                       *
  William A. Preston                     10,000                       *
  Millard H. Pryor, Jr.                   4,000                       *
Officers:
  Edgar S. Brower(5)                    314,248                      2.5%
  Robert L. Day(6)                        3,500                       *
  Richard G. Knoblock                    12,250                       *
  Ronald B. Nelson                       24,036                       *
  Richard V. Plat                       241,278                      1.9%
All Directors and Executive
  Officers as a Group
  (16 persons):                         687,812                      5.4%
------------

*    Represents less than 1%.

(1) Information with respect to beneficial ownership is based upon the Company's stock records, and data supplied to the Company by the stockholders.

(2) Includes certain shares which the following have the right to acquire within sixty days of February 28, 1997, through the exercise of stock options under the Company's stock option plans: Mr. Brower, 179,000 shares; Mr. Day, 3,500 shares: Mr. Knoblock, 12,250 shares; Mr. Nelson, 21,536 shares; Mr. Plat, 82,000 shares.

(3)  The class consists of 12,724,048 shares.

(4) In February 1997, the Board awarded Mr. Hill an option allowing him to purchase 250,000 shares of the Company's Common Stock at a price of $12,625, the fair market value on the date of the grant. The vesting of these shares is 50,000 immediately and 50,000 each on the next four anniversaries of his employment.

(5)  Mr. Brower resigned as a director and officer on February 19, 1997.

(6)  Mr. Day retired from the Company on December 27, 1996.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. The Company is not aware of any holder of more than 10% of the Company's Common Stock. The Company believes that during the fiscal year ended December 27, 1996, its executive officers and directors complied with all
Section 16(a) filing requirements. In making these statements, the Company has relied upon a review of the forms furnished to it and the representations of its directors and officers.

                             ELECTION OF DIRECTORS
                                (Proposal No. 1)

     At the annual meeting, it is intended that the persons named in the proxy will vote for the election of the six nominees listed below, each director to serve until the next annual meeting or until his successor is elected and qualified. Directors are to be elected by a plurality of the votes cast at the annual meeting in person or by proxy by the holders of shares entitled to vote in the election. Mr. Brower resigned as Chairman, President and Chief Executive Officer on February 19, 1997 and was succeeded by Mr. Hill. Mr. Thomas P. Stafford, currently a director, has notified the Board of his intention to retire as of the next election. Therefore, in February 1997, the Board amended the Company's Bylaws, in accordance with the terms thereof, to reduce the number of authorized directors from seven to six, effective with the reelection of the Board on April 16, 1997. If any nominee, for any reason currently unknown, cannot be a candidate for election, proxies will be voted for the election of a substitute recommended by the Board.

     The Board recommends that stockholders vote "FOR" all such nominees.

     Biographical summaries and ages of individuals nominated by the Board of Directors for election as directors appear below. Data with respect to the number of shares of the Company's common stock beneficially owned by each of them, directly or indirectly, as of February 28, 1997, appears on page 2 of this proxy statement.

Information concerning Nominees for Director

     Walter F. Beran; age 71; Chairman, Pacific Alliance Group
          Mr. Beran was elected a director of the Company in 1987. He served as Vice Chairman and Western Regional Managing Partner of Ernst & Young LLP from 1971 until his retirement on September 30, 1986, when he became an independent consultant. He joined the Pacific Alliance Group (a financial services firm) in 1988, as Chairman. Mr. Beran also serves as a director of Arco Chemical Company, Fleetwood Enterprises Inc., and Vencor Inc.

     Ralph O. Briscoe; age 69; Business Consultant
          Mr. Briscoe was elected a director of the Company in 1985. Prior to his retirement in 1986, Mr. Briscoe was President, Chief Executive Officer and a director of Triton Group Ltd. Since his retirement, he has worked as a business consultant.

     Lester "Buck" Hill; age 53; Chairman of the Board, President and Chief
          Executive Officer of the Company
          Mr. Hill was elected a director, Chairman of the Board, President and Chief Executive Officer of the Company in February 1997. Prior to joining the Company, Mr. Hill was a business consultant since 1996; from 1992 to 1995, he was Executive Vice President of the Communications Division of General Instrument Corporation; from 1989 to 1992, he was President of Portable Systems Division of Symbol Technologies, Inc.; from 1987 to 1989, he was President and CEO of Data Design Laboratories Inc.; and from 1968 to 1987, he was employed by TRW, Inc., most recently as Vice President and General Manager of the Electronic Components Group. Mr. Hill also serves as a director of Metrologic Instruments, Inc. and the Board of Advisors of Femtometries, Inc.

     Nominating Committee

     The Nominating Committee, consisting of Messrs. Beran, Briscoe and Stafford (Chairman), makes recommendations to the Board of Directors regarding candidates to fill future vacancies on the Board. There is no established procedure for submission of nominations by stockholders. The Nominating Committee did not meet during the last fiscal year.

     Succession Committee

     The Succession Committee, consisting of Messrs. Briscoe, Preston (Chairman) and Stafford, makes recommendations, as required, concerning the selection of the Company's executive officers. The Committee met six times during the past year.

     Director's Compensation

     The Directors' Compensation Plan provides a $25,000 per year retainer with no other meeting fees or additional retainer payable. Any employee of the Company, who is also a director, receives no additional compensation or benefit as a result of being a director.

     Director's Retirement Plan

     The Company maintains a retirement plan for non-employee members of the Board. The annual benefit paid under the Plan is $12,000 for directors retiring before 1994 and $16,000 for directors retiring after 1994. The benefit commences any time after age sixty-five (65), provided the director is no longer serving as a director of the Company. Directors who leave the Board before age sixty-five (65) after completing five (5) years of Board service are eligible to receive a benefit upon attaining age sixty-five (65).

     The plan provides that the retirement benefit will be paid over the lesser of twelve (12) years or the number of years a director serves on the Board. In the event of death while a director, a surviving spouse is entitled to receive an annual benefits equal to 50% of the annual retainer payable to the director at the date of death, such benefit to be paid for a period equal to the total number of years of service the deceased director served on the Board, not to exceed twelve (12) years.

     The benefits paid under this plan are a direct obligation of the Company and are reflected as a financial statement liability determined in accordance with accepted actuarial assumptions.

                             EXECUTIVE COMPENSATION

     The following table discloses compensation received for the three fiscal years ended December 27, 1996 by the Company's Chief Executive Officer, and the Company's next four most highly paid executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                                                       Long Term
                                                                      Annual Compensations            Compensation
                                               ----------------------------------------------------   ------------
                                                                                       Other Annual    Securities       All Other
                                                                                       Compensation    Underlying     Compensation
       Name and Principal Position            Year       Salary($)       Bonus($)(1)      ($)(2)     Options (a)(3)      ($)(4)
       ---------------------------            ----       ---------       -----------   ------------  --------------   ------------

Edgar S. Brower(5)                             1996       $403,198            -              -           20,000         $ 4,750
  Chairman of the Board, Director,             1995        376,640        $155,341        $6,000         20,000          90,620
  President and Chief Executive Officer        1994        339,954         175,000         7,500         80,000         120,620
Richard V. Plat .......................        1996        298,355            -              -           10,000           4,750
  Executive Vice President,                    1995        284,904         100,924           -           10,000           4,620
  Chief Financial Officer and Secretary        1994        234,365          90,000           -           34,000           4,620
Ronald B. Nelson ......................        1996        179,036          61,805           -            5,000           4,476
  Vice President and President,                1995        167,178          87,768           -            4,000           4,180
  Motor Products                               1994        158,415          75,000           -            7,000           3,850
Ronald G. Knoblock.....................        1996        163,270          66,086           -            5,000           4,031
  Vice President and President,                1995        147,117          64,150           -            4,000           3,678
  HTL/Kin-Tech and Electro Kinetics            1994        130,000            -              -            5,600           1,875
Robert L. Day(6).......................        1996        132,056          59,772           -            1,000           2,969
  Vice President and President,                1995        128,657          12,343           -            2,000           2,722
  Energy Dynamics Division                     1994        117,416          21,208           -            5,200           2,248
-------------------------

(1) The amounts shown in this column reflects payments under the Company's Management Incentive Plan which is described more thoroughly in the Compensation Committee Report on Executive Compensation, which begins on page 9 of this proxy statement.

(2) The amounts shown in this column reflect the non-preferential dividends earned by Mr. Brower as part of his long-term incentive agreement with the Company. Mr. Brower held 100,000 shares of restricted common stock. The restricted term expired in July 1995, therefore, this amount represents the non-preferential dividends paid by the Company during 1994 and the first two quarters of 1995. The fair market value of the 100,000 shares of restricted stock was $1,950,000 on the date that the restriction expired.

(3) For the three-year period ended December 27, 1996, no restricted stock awards were made.

(4)  The amounts disclosed in this column include:

     (a) For Mr. Brower, the Company accrued $86,000 and $116,000 in fiscal 1995 and 1994, respectively, on behalf of Mr. Brower for his supplementary Executive Retirement Plan. No accrual was necessary for this Plan during 1996, as the Plan expense was fully accrued at December 29, 1995. The Executive Retirement Plan is provided to Mr. Brower only, and is in addition to and duplicates the benefits provided by the Post-1985 Retirement Plan for employees hired after January 1, 1985. This plan is not separately funded and rights to receive payment are identical to those of an unsecured creditor.

     (b) The Company contributions, under Pacific Scientific's Savings Plan, a defined contribution, were:

                                     1996           1995             1994
                                     ----           ----             ----
           Mr. Brower.............   4,750         $4,620           $4,620
           Mr. Plat ..............   4,750          4,620            4,620
           Mr. Nelson ............   4,476          4,180            3,850
           Mr. Knoblock ..........   4,031          3,678            1,875
           Mr. Day ...............   2,969          2,722            2,248

(5)  Mr. Brower resigned as a director and officer on February 19, 1997.

(6)  Mr. Day retired from the Company on December 27, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on option grants in fiscal 1996 to the named executive officers.

                         Individual Grants                                     Potential
                       Number of   % of Total                              Realizable Value at
                     Securities     Options                                 Assumed Annual
                     Underlying    Granted to                            Rates of Stock Price
                      Options     Employees in   Exercise                    Appreciation
                      Granted     Fiscal Year    Price      Expiration    for Option Term(3)
 Name                  (#)(1)       1996(2)      ($/SH)        Date          5%         10%
 --------            ----------  --------------  --------  ------------  --------    --------
Edgar S. Brower (4)    20,000            17%      $20.88    June 2006    $680,064  $1,082,887
Richard V. Plar        10,000             9%       20.88    June 2006     340,032     541,444
Ronald B. Nelson        5,000             4%       20.88    June 2006     170,016     270,722
Richard G. Knobleck     5,000             4%       20.88    June 2006     170,016     270,722
Robert L. Day(3)        1,000             1%       20.88    June 2006      34,003      54,144

(1) All options granted by the Company are pursuant to the Pacific Scientific Company 1995 Stock Option Plan, as described in the Compensation Committee report on Executive Compensation under the caption "Long-Term Incentive Compensation" on page 10 of this proxy statement. The shares become fully exercisable after four years with normal vesting occurring at a rate of 25% per year. The Stock Option Plan grants broad discretion to the Board of Directors to change or modify the material terms of option grants.

(2) The Company granted options representing 117,000 shares to employees in fiscal 1996.

(3) The dollar amounts in these columns are determined using assumed rates of appreciation set by the Securities Exchange Commission and are not intended to forecast future appreciation, if any, in the market value of the Company's Common Stock. Such amounts are based on the assumption that the named persons hold the options for the full ten-year term. The actual value of the options will vary in accordance with the market price of the Company's Common Stock.

(4)  Mr. Brower resigned as a director and officer on February 19, 1997.

(5)  Mr. Day retired from the Company on December 27, 1996.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

     The following table provides information on the number of exercised and unexercised options and the value of the in-the-money unexercised options held by the named executive officers at December 27, 1996. The Company currently does not grant stock appreciation rights.

                                 Number of Unauthorized     Value of Unexercised
                                       Options              In-the-Money Options
                                  at Fiscal Year-End(#)  at Fiscal Year-end ($)(2)
                                  ---------------------  -------------------------
                      Shares
                     Acquired      Value
                    On Exercise   Realized
   Name                 (#)        ($)(1)   Exercisable  Unexercisable  Exercisable  Unexercisable
   ----             -----------   --------  -----------  -------------  -----------  -------------
Edgar S. Brower(3)        --          --       174,000     100,000        $519,938   $ 85,938
Richard V. Plat ...     52,300    $614,525      79,500      44,500         248,438     34,375
Ronald B. Nelson ..       --          --        20,286      14,764          55,614      9,045
Richard G. Knoblock       --          --        11,000      13,200          19,125      6,375
Robert L. Day(4) ..       --          --         3,500       6,800           4,644      4,644

(1) The amounts in this column were calculated using the difference between the closing market price of the Company's Common stock at exercise minus the option exercise price.

(2) The amounts in this column were calculated by using the difference between the closing price of the Company's Common Stock on December 27, 1996 and the option exercise prices. The closing price of the Company's Common Stock on December 27, 1996 on the New York Stock Exchange was $11.50.

(3)  Mr. Brower resigned as a director and officer on February 19, 1997.

(4)  Mr. Day retired from the Company on December 27, 1996.

Retirement Benefits

     To provide for retirement income for its employees, the Company has pension plans designed to qualify under applicable provisions of the Internal Revenue Code of 1986, as amended. All full-time employees and certain part-time employees in the United States are eligible to participate in a pension plan after one year of service. The plans are funded solely by Company contributions.

     Effective January 1, 1985, the Company's pension plans were revised to combine all existing employee group retirement plans of the Company into one defined benefit plan. Employees hired on and after January 1, 1985 participate in the Post-1985 Retirement Plan. Employees hired prior to January 1, 1985 have the option of receiving retirement benefits from the Pre-1985 or Post-1985 Retirement Plan whichever plan provides the higher benefit.

                            Pre-1985 Retirement Plan
                      Estimated Annual Retirement Benefits

  Highest
 Five-Year          15         20         25            30          35
  Average        Years of   Years of   Years of      Years of    Years of
Compensation      Service    Service   Service(1)   Service(1)  Service(1)
------------     --------   --------   ----------   ----------  ----------
$125,000......   $ 48,800   $ 65,500   $ 80,000      $ 80,000    $ 80,000
 175,000......     70,700     94,700    115,000       115,000     115,000
 225,000......     92,600    123,900    150,000       150,000     150,000
 275,000......    114,500    153,100    185,000       185,000     185,000
 325,000......    136,400    182,300    220,000       220,000     220,000
 375,000......    158,300    211,500    255,000       255,000     255,000
 425,000......    180,200    240,700    290,000       290,000     290,000
 475,000......    202,100    269,900    325,000       325,000     325,000
 525,000......    224,000    299,100    360,000       360,000     360,000


                           Post-1985 Retirement Plan
                      Estimated Annual Retirement Benefits

  Highest
 Five-Year            15         20         25         30          35
  Average          Years of   Years of   Years of   Years of    Years of
Compensation        Service    Service    Service  Service(1)  Service(1)
------------       --------   --------   --------  ----------  ----------
$125,000......     $ 26,100   $ 34,700   $ 43,400   $ 52,100    $ 60,800
 175,000......       37,300     49,700     62,200     74,600      87,000
 225,000......       48,600     64,700     80,900     97,100     133,300
 275,000......       59,800     79,700     99,700    119,600     139,500
 325,000......       71,100     94,700    118,400    142,100     165,800
 375,000......       82,300    109,700    137,200    164,600     192,000
 425,000......       93,600    124,700    155,900    187,100     218,300
 475,000......      104,800    139,700    174,700    209,600     244,500
 525,000......      116,100    154,700    193,400    232,100     270,800

(1)  Maximum benefits are obtained at 24 pension service years.

     The compensation covered by the plans for which benefits are summarized in the tables above include salary, wages, bonuses and commissions. The covered compensation for each of the executive officers named in the Summary Compensation Table is the highest 5 consecutive years' average of the past 10 years of salary and bonus. Mr. Brower is provided with a supplementary Executive Retirement Plan which is in addition to and duplicates the benefits provided by the Post-1985 Company Plan, including the Pacific Scientific Company Pension Restoration Plan. Mr. Hill is provided with a Special Supplemental Retirement Plan, consisting of a monthly defined contribution of $5,000. This Plan is in addition to the Company's regular Employee Pension Plan and the Pacific Scientific Company Pension Restoration Plan.

     The officers named in the Summary Compensation Table have been credited with the following years of service; Mr. Brower, 11 years; Mr. Plat, 19 years; Mr. Nelson, 7 years; Mr. Knoblock, 8 years and Mr. Day, 15 years. Of these officers Mr. Plat is the only one to have the option of receiving benefits in either of the plans as described above.

     The benefits under the Pre-1985 Retirement Plan are subject to the deduction of a portion of Social Security of equivalent benefits (maximum deduction limited to 50%, which is reached at 18.75 pension service years) and are computed on the ten-year certain and life amounts.

     The benefits under the Post-1985 Retirement Plan are not subject to any deduction for Social Security (nor are there any other offset amounts) and are computed on the basis of an excess plan.

     During 1994, the Company adopted the Pacific Scientific Company Pension Restoration Plan. This plan was implemented to restore the pension benefit that would otherwise be payable but for the $150,000 per year pay limitation imposed during 1994 by Section 401(A)(17) of the Internal Revenue Code. This plan preserves the pension benefit in effect prior to 1994. As a result, if an individual's compensation exceeds the prescribed limits, the excess benefits will be paid by the Company pursuant to this plan.

Employment Contracts and Change in Control Arrangements

     In February 1997, Mr. Hill joined the Company as Chairman of the Board, Chief Executive Officer and President. Mr. Hill is to receive an annual salary of $325,000 and other benefits. Mr. Hill is also eligible for a bonus based on the achievement of agreed upon objectives. If Mr. Hill's employment is terminated by the Company other than for cause, death or disability, Mr. Hill is to receive a severance payment equal to 24 months of his then current salary. In the event of a change of control of the Company, Mr. Hill may be entitled to severance equal to 24 months of his then current salary and the options granted to Mr. Hill upon joining the Company automatically vest. There are no special termination benefits or change of control benefits for other officers of the Company.

                         COMPENSATION COMMITTEE REPORT
                            ON EXECUTIVE COMPENSATION

Overview and Philosophy

     The Compensation Committee of the Board of Directors (the "Committee") is composed of outside directors and is responsible for developing and making recommendations to the Board with respect to the compensation received by the Company's executive officers (including the named executive officers).

     The Committee has available to it an outside compensation consultant and access to independent compensation data. The general objectives of the compensation program are:

     o Competitiveness and design flexibility to attract and retain top caliber management

     o  Pay for performance

     o  Focus on stockholder value creation

     The executive compensation program provides an overall level of compensation opportunity that is competitive within similar industries as well as within a broader group of companies of comparable size and complexity. Actual compensation levels may be higher or lower than the average competitive levels in the surveyed group of companies based upon the discretion of the Committee as well as individual performance.

Executive Officer Compensation Program

     The Company's executive officer compensation program is comprised of base salary, annual incentive compensation, long-term incentive compensation in the form of stock options and various benefits including medical and pension plans generally available to employees of the Company.

Base Salary

     Base salary levels for the Company's executive officers are competitive and generally set at the median, relative to other comparable manufacturing companies of similar size and complexity. In determining base salary, the Committee also takes into consideration qualifications, experience, performance and other specific issues particular to the Company.

Annual Incentive Compensation

     The Management Incentive Plan is the Company's annual bonus program for executive officers and key managers. Approximately 75 employees were eligible for bonus incentive compensation during 1996. The purpose of the plan is to provide a direct financial incentive in the form of an annual cash bonus to executives and key employees to achieve their respective business units' or the Company's annual goals. Target goals for the Company's and the business units' performances are set at the beginning of each year. The measures of the Company's performance include pre-tax income, management of receivables, inventory turns and other factors. No bonus is paid unless a 75% performance threshold is exceeded. A full target bonus is paid only if the goals are fully met. Exceeding goals can result in a bonus equal to 150% of the target bonus. Target bonus awards, as a percent of base salary, are set at a competitive level for a board group of companies of comparable size and complexity. Discretionary bonuses, usually not to exceed 10% of base salary, are sometimes awarded under special circumstances to employees who have not qualified under the regular bonus program but who, in the judgment of the Compensation Committee, have made outstanding contributions during the past year.

     The Omnibus Reconciliation Act of 1993 (OBRA) limited deductible senior officer annual compensation to $1,000,000 unless the compensation qualifies as "performance-based" compensation under Internal Revenue Code Section 162(m) "Code Section 162(m)." In general, the Company does not believe the compensation payable to the Company's senior officers will exceed $1,000,000, however, the Company will continue to evaluate the requirements of the Code Section 162(m) and consider the deductibility of senior officer compensation.

Long-Term Incentive Compensation

     The 1995 Stock Option Plan is the Company's long-term incentive program for executive officers and key employees. The objective of the program is to align the executives' and stockholders' long-term interests by creating a strong and direct link between executive pay and stockholder return and to enable the executives to develop and maintain a significant, long-term stock ownership position in the Company's common stock. The proportion of stock options awarded is a function of salary and position in the Company.

Chief Executive Officer Compensation

     Mr. Brower received a salary of $403,198, $376,640 and $339,954 in the years 1996, 1995 and 1994, respectively. During 1996, his annual salary was increased by 7%. This increase compares with a 4% average merit increase received by the Company's other salaried employees in 1996.

     Mr. Brower's annual base salary is at approximately the 50th percentile of other chief executive officers' base salaries, calculated using a compensation data base for manufacturing companies of like size and, where possible, organized similarly to Pacific Scientific's divisional structure.

     Mr. Brower received no bonus for 1996. For 1995 and 1994, he received $155,341 and $175,000, respectively. These bonus payments were determined using the same formula as used for all other key employees.

     In accordance with the 1995 Stock Option Plan (as described above), Mr. Brower received 20,000 stock options in fiscal 1996, 20,000 stock options in fiscal 1995 and 80,000 stock options were awarded in fiscal 1994.

Members of the Compensation Committee

Thomas P. Strafford, Chairman
William A. Preston
Ralph D. Ketchum